The Real Brokerage Inc. to Ring the Nasdaq Stock Market Closing Bell

Fast-Growing Real Estate Tech Platform Now Operating in 31 States and DC

NEW YORK and TORONTO, July 20, 2021 /PRNewswire/ -- The Real Brokerage Inc. (Real or the "Company") (TSXV: REAX) (Nasdaq: REAX), a fast-growing, technology-powered real estate brokerage now operating in 31 states and the District of Columbia, announced that it will ring the Nasdaq Stock Market Closing Bell today. This comes after the company began listing its common shares on The Nasdaq Capital Market on June 15, 2021.

Real provides state-of-the-art technology that improves the homebuying experience for buyers, sellers and agents. Agents have the ability to advance all tasks and processes related to the transaction through Real's platform, which makes for a quicker, and smoother experience for all parties involved. Real also offers agents equity in the company. It has generated impressive traction, seeing an over 100 percent increase in agents signing on year-over-year, with a total number now topping 2,400.

Trading of Real's shares on the Nasdaq is under the symbol "REAX" and will continue trading on the TSX Venture Exchange under the same symbol. Tamir Poleg, co-founder and CEO of Real, will be at the bell ringing, as well as his family, Real's staff, and Real agents.

"I'm honored to ring the Nasdaq Bell on behalf of our corporate team and 2,400-plus agents," said Poleg. "The bell ringing ceremony is a testament to our people and our technology, creating tremendous momentum. We're growing sales even faster than we expected, adding agents more rapidly than we projected and consequently, have listed on Nasdaq more quickly than we could have anticipated. We're thrilled to celebrate this important achievement and couldn't be more excited about our future."

The ceremony will begin at approximately 3:45 p.m. ET today and can be viewed live at https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

Press, for more information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

201-564-4221

Investors, for more information, please contact:
Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to ringing the closing bell at NASDAQ.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.